UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of
April 2011

Fibria Celulose S.A.

Alameda Santos, 1357 - 8° andar
01419-908, São Paulo, SP, Brazil
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F   ☑    Form 40-F   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

Yes   ☐    No   ☑

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

Yes   ☐    No   ☑

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes   ☐    No   ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-________.)

FIBRIA CELULOSE S.A.
A Publicly Held Company
CNPJ/MF n. 60.643.228/0001-21
NIRE: 35.300.022.807

NOTICE TO SHAREHOLDERS

PAYMENT OF DIVIDENDS

FIBRIA CELULOSE S.A. (the “Company”) announces to the Shareholders that the payment of the mandatory dividend shall be paid on May 31, 2011 (i) in the amount of R$ 142,179 thousand, corresponding to the mandatory dividend for the year ended December 31, 2010, at R$0.304066 per each common share; (ii)  and (d) allocation of the amount withheld in the Reserve of Profits for Investment to the mandatory dividend non distributed in 2009, in the amount of R$ 121,958 thousand, at R$0.260821 per each common share, in the total amount of R$0.564887 per each common share as approved by the Ordinary General Meeting held on April 28, 2011.

The dividends will be paid, without restatement, to the Company's shareholders at the record date of the Ordinary General Meeting indicated above, subject to the following:

1. The payment of the dividends shall be made through Banco Itaú S.A., by means of credits to the bank accounts of the shareholders, as per the records of such financial institution;

2. Shareholders whose record does not contain the number of their individual or corporate taxpayer ID (CPF/CNPJ) or the indication of Bank/Branch/Current Account shall receive their amounts three business days after they update their record at the electronic files of Banco Itaú S.A., which can be done at one of its specialized branches indicated herein under or by mail addressed to the Investor Relations Department of the Company, located at Alameda Santos, 1.357/9th floor, City of São Paulo, State of São Paulo, telephone number +(5511) 2138-4565, facsimile +(5511) 2138-4066;

3. For those shareholders with a fiduciary custody account with the Central Depository of the BM&FBOVESPA, the dividends will be credited to such Central, which shall transfer them to the shareholders through their Custody Agents;

4. The shares issued by the Company shall be traded "ex-dividends” as from April 29, 2011.

Specialized branches of Banco Itaú S.A.:

Brasília - SCS Quadra 3 – Edif. D’Angela, 30 – Bloco A, Sobreloja - Centro – Brasília/DF - CEP: 70300-500

Belo Horizonte - Av. João Pinheiro, 195 – Subsolo - Centro – Belo Horizonte/MG - CEP: 30130-180

Curitiba - R. João Negrão, 65 – Sobreloja - Centro – Curitiba/PR - CEP: 80010-200

Porto Alegre - R. Sete de Setembro, 746 – Térreo - Centro – Porto Alegre/RS - CEP: 90010-190

Rio de Janeiro - R. Sete de Setembro, 99 – Subsolo - Centro – Rio de Janeiro/RJ - CEP: 20050-005

São Paulo - R. Boa Vista, 176 – 1 Subsolo - Centro - São Paulo/SP - CEP: 01092-900

Salvador - Av. Estados Unidos, 50 - 2º AND - (Ed. Sesquicentenário) - Comércio - Salvador/BA - CEP: 40020-010

More information can be obtained from the Company's Investor Relations Department, located at Alameda Santos, 1.357/9th floor, City of São Paulo, State of São Paulo, telephone number +(5511) 2138-4565, fax +(5511) 2138-4066.

São Paulo, April 28, 2011.

João Adalberto Elek Junior
Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fibria Celulose S.A.

Date: April 28, 2011	By:	/s/ Joao Elek
	Name:	Joao Elek
	Title:	CFO and IRO